TransMedics, Inc.

200 Minuteman Road, Suite 302

Andover, MA 01810

December 12, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal of Registration
Statement on Form S-1 (Registration No. 333-146069)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), TransMedics, Inc. (the “Registrant”) hereby applies for, and requests that the Securities and Exchange Commission (the “Commission”) consent to, the withdrawal of the Registrant’s Registration Statement on Form S-1 that was initially filed by the Registrant on September 14, 2007 (Registration No. 333-146069), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date of this application.

The Registration Statement is being withdrawn due to market conditions unfavorable for the Registrant to conduct its initial public offering and the Registrant’s determination that registration of the Registrant’s securities is not in the best interests of the Registrant at this time. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant further requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account and used to offset the filing fee for any future registration statement.

The Registrant advises the Commission that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (978) 552-0900 or Peter N. Handrinos at WilmerHale, counsel to the Registrant, at (617) 526-6158.

Sincerely,

TransMedics, Inc.

By:	/s/ Waleed H. Hassanein
Waleed H. Hassanein, M.D.
President and Chief Executive Officer

cc:	Peter N. Handrinos, Esq